For Immediate Release

MEDIA RELEASE

Besra progressing CTO variation; preparing for Vietnam funding

Toronto, Canada: 14 February 2015 - Besra is advancing its application for a variation in the terms of the cease trade order (CTO) issued by the Ontario Securities Commission (OSC). The OSC has requested and been provided by the Company with clarification and further information of several points in the application for variation. Absent further requisitions, the Company expects the OSC to issue its order shortly.

As previously stated in the Company’s media release of 13 January 2015, financing cannot proceed until the CTO variation has been approved by the OSC.

In addition to the previously announced financing, the company is also preparing to sign a heads of agreement with a leading Vietnamese financial institution which will see Phuoc Son recapitalised and facilitate a return to production. This is not expected to take place until after the Vietnamese Tet (or Lunar New Year) celebrations.

Mining at Bong Mieu, Besra’s other mine site in Vietnam, continues successfully on a small scale and is achieving over 150 tonnes per day with an average grade of 4.5 grams per tonne. The mill is operating consistently on a 4 day per week schedule producing 21 oz per operating day. The company expects to be able to ramp up to normal production levels after the pending report of the Prime Minister’s enquiries team on taxes and royalties.

… ends …

Besra Gold Inc
John A G Seton
Chief Executive Officer

Besra - www.besra.com

Besra is a diversified gold mining company focused on the exploration, development and mining of mineral properties in South East Asia. The Company has four key properties; the Bau Goldfield in East Malaysia, Bong Mieu and Phuoc Son in Central Vietnam, and Capcapo in the Philippines. Besra expects to expand existing gold capacity in Vietnam over the next two years and is projecting new production capacity from the Bau gold project during 2016.

Cautionary Note Regarding Forward-Looking Statements
Certain of the statements made and information contained herein is “ Forward-looking information” within the meaning of applicable securities laws, including statements concerning our plans at our producing mines and exploration projects, which involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental, or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; and risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management’s discussion and analysis released by the Company. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment in the jurisdictions within which the Company operates will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.

For Further Information

Steve Wilson
Corporate Communications Director
T: +64 9 9121765
M: +64 21675660
E: steve.wilson@besra.com